Franc-Or Resources Corporation
Exemption: Rule 12g3-2(b)
File No. : 82-4164

Franc-Or Resources Corporation

Consolidated Interim Financial Statements

Three Months Ended March 31, 2005

The attached financial statements have been prepared by Management of Franc-Or Resources Corporation and have not been reviewed by an auditor.

Management Discussion and Analysis

The following management discussion and analysis (the "MD&A") of the financial condition and results of the operations of Franc-Or Resources Corporation ("Franc-Or" or "the Company") constitutes management's review of the factors that affected the Company's financial and operating performance for the three-month period ended March 31, 2005. This MD&A should be read in conjunction with the Company's financial statements and related notes for the first quarter ended March 31, 2005 along with the Company's MD&A included in the 2004 annual report.

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada and can be obtained from www.sedar.com.

Overview

Franc-Or is a public company listed on the TSX Exchange. The Corporation is a mining company engaged in gold mining, development, and exploration.

In July 2004, Franc-Or closed a $4 million Subscription Receipts with Newmont Mining Corporation ("Newmont") convertible into shares and warrants of the Corporation when Franc-Or acquires the right to earn at least a 60% interest in a strategic gold exploration property located in Russia that is satisfactory to Newmont. The proceeds of the subscription receipts will be used to fund the Corporation's gold exploration and development initiatives in Russia. If no such property is acquired by May 18, 2005, the Subscription Receipts proceeds will be returned to Newmont.

In December 2004, Franc-Or signed a Memorandum of Agreement on the Bugdainskoe property located in the southeast corner of Chita Region of southern Siberia. Franc-Or and Newmont have been conducting a technical and legal due diligence on this property. If the due diligence is satisfactory to Newmont, the Subscription Receipts will be converted into Franc-Or common shares and warrants and the purchase proceeds will be released to Franc-Or.

Operating Activities

Revenues

The Corporation earned interest income of $11,585 in the first quarter of 2005 ($20,527 in 2004). This decrease in interest income is due to the lower level of short-term investments of $772,493 on March 31, 2005 as compared to $1,588,140 on March 31, 2004. In addition, $58,180 of bad debt was recovered relating to certain royalty arrears from French Guiana operations. Finally the Corporation sold a bulldozer located in French Guiana for an amount of $12,960 that had been previously written-off.

Expenses

General exploration expenses of $79,571 are made up of geological and legal fees to conduct due diligence on the Bugdainskoe property (Details are outlined in Note 4 to the consolidated financial statements).

The professional and consulting fees of $41,994 were comparable to the 2004 figures of $45,685. The administrative and shareholders' information expenses of $31,514 in the first quarter of 2005 were lower that the 2004 figures of $48,603 due mainly to the decrease in travel expenses relating to general business development.

In summary, the net loss amounted to $71,090 in the first quarter of 2005 as compared to $108,887 in 2004.

Working Capital
Working capital as at March 31, 2005 that totals $1.48 million ($1.55 million on December 31, 2004) coupled with Newmont's proposed investments, with no long-term debt, will enable the Corporation to fulfill its commitment on the Bugdainskoe property for a minimum of one year beyond the signing of the Definitive Agreement.

The Corporation relies upon successful financing programs to fund future exploration and development on its properties. Future liquidity will depend on the Corporation's ability to arrange debt or equity financing. The Corporation will have to raise additional funds to complete the acquisition, exploration, and development of its properties. While the Corporation has been successful in raising funds in the past there is no assurance that it will continue to do so in the future.

Investing Activities
The Company's activities during this quarter were consistent with its business plans and exploration work objectives. The focus was driven toward performing the technical and legal due diligence work on the Bugdainskoe property in Russia.

Financing Activities
In the first quarter of 2005 and 2004, no financing activities resulted in a change in the shareholder's equity.

Transactions with related parties
Details of related party transactions are outlined in Note 5 in the consolidated financial statements.

Industry and economic factors affecting the Company's performance
Details of risk factors are outlined in the Company's MD&A included in the 2004 annual report.

Change in Accounting Policies
No change in accounting policies affected the Corporation during this first quarter ended March 31, 2005.

Financial Instruments and Other Instruments
Details are outlined in the Company's MD&A included in the 2004 annual report.

Outstanding share data *(as of May 6, 2005)*

Common shares	25,780,762
Stock options	2,350,000
Warrants	1,351,352
Fully diluted	29,482,114

Selected Consolidated Financial Information
The following table sets forth certain financial information for the Corporation on a consolidated basis.

	March 31 2005	December 31 2004	September 30 2004	June 30 2004
	$	$	$	$
Revenue	82,725	17,067	17,626	18,464
Net loss for the period	(71,090)	(168,714)	(170,104)	(290,581)
Net loss per share	-	(0.01)	(0.01)	(0.01)

	March 31 2004	December 31 2003	September 30 2003	June 30 2003
	$	$	$	$
Revenue	20,527	58,361	89,699	52,436
Net loss for the period	(108,887)	(3,251,600)	(73,553)	(931,421)
Net loss per share	-	(0.14)	-	(0.04)

Off-Balance Sheet Arrangements
The Corporation does not have any off-balance sheet arrangements.

Subsequent Event
No subsequent event to report.

Management's responsibility for financial information
Franc-Or financial statements are the responsibility of the Corporation's management. The financial statements were prepared by the Company's management in accordance with Canadian generally accepted accounting principles. The financial statements include certain amounts based on the use of estimates and assumptions. Management has established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

Special Note Regarding Forward-Looking Statements
Certain information regarding the Corporation contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact. Although the Corporation believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

May 6, 2005

(S) Robert J. Casaceli
President and C.E.O.

(S) Vatché Tchakmakian
Chief Financial Officer

Franc-Or Resources Corporation

Consolidated Balance Sheets

	March 31 2005 (unaudited)	December 31 2004 (audited)
Assets		
Current assets		
Cash	$ 760,253	$ 838,534
Short-term investments	772,493	779,142
Prepaid expenses and other assets	25,158	33,778
Total current assets	1,557,904	1,651,454
Capital assets (Note 2)		
Mining assets	53,568	53,568
Deferred exploration costs	435,097	435,097
	488,665	488,665
	$ 2,046,569	$ 2,140,119
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 80,437	$ 102,897
Shareholders' Equity		
Share capital (Note 3)	30,997,408	30,997,408
Contributed surplus	127,550	127,550
Deficit	(29,158,826)	(29,087,736)
Total shareholders' equity	1,966,132	2,037,222
	$ 2,046,569	$ 2,140,119

See accompanying notes

Approved by the Board

(S) Robert J. Casaceli, Director

(S) Michael A. Steeves, Director

Franc-Or Resources Corporation

Consolidated Statements of Operations and Deficit

	Three-month period ended March 31 2005 (unaudited)	Three-month period ended March 31 2004 (unaudited)
Revenues		
Investment income	$ 11,585	$ 20,527
Bad debt recovery	58,180	-
Gain on disposal of machinery and equipment	12,960	-
	82,725	20,527
Expenses		
General exploration expenses (Note 4)	79,571	35,070
Professional and consulting fees	41,994	45,685
Administration expenses and shareholders' information	31,514	48,603
Foreign exchange loss	736	56
	153,815	129,414
Net loss for the period	(71,090)	(108,887)
Deficit at beginning of period	(29,087,736)	(28,349,450)
Deficit at end of period	$ (29,158,826)	$ (28,458,337)
Loss per share – basic and diluted	$ -	$ -
Weighted average number of outstanding common shares	25,780,762	25,760,762

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Cash Flows

	Three-month period ended March 31 2005 (unaudited)	Three-month period ended March 31 2004 (unaudited)
Operating activities		
Net loss for the period	$ (71,090)	$ (108,887)
Adjustments for:		
Gain on disposal of machinery and equipment	(12,960)	-
	(84,050)	(108,887)
Net change in non-cash working capital items:		
Interest accrued on short-term investments	3,852	1,612
Prepaid expenses and other assets	8,620	3,513
Accounts payable and accrued liabilities	(22,460)	2,137
	(9,988)	7,262
Cash flows used for operating activities	(94,038)	(101,625)
Investing activities		
Short term investments	2,797	3,613
Proceeds from disposal of machinery and equipment	12,960	-
Cash flows generated from investing activities	15,757	3,613
Net change in cash	(78,281)	(98,012)
Cash at beginning of period	838,534	813,787
Cash at end of period	$ 760,253	$ 715,775

See accompanying notes

1. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The interim consolidated financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. These interim consolidated financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2004. The significant accounting policies follow that of the most recently reported audited annual consolidated financial statements.

Accounting estimates

The preparation of interim financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

2. Capital assets

	Mining assets	Deferred exploration costs
100% ownership of the Humboldt Springs claims in Nevada, USA with a 3% NSR royalty payable to a third party.		
Balance at December 31, 2004 and March 31, 2005	$ 53,568	$ 435,097

3. Share capital

Authorized
An unlimited number of common shares without nominal value

Issued

	Number of shares	Amount
Balance at December 31, 2004 and March 31, 2005	25,780,762	$ 30,997,408

3. **Share capital** (Cont'd)

Stock options
No changes occurred to the status of the stock options since the reported information in the audited consolidated financial statements for the year ended December 31, 2004.

The following table summarizes information about stock options outstanding and exercisable under the Plan as at March 31, 2005:

Outstanding and exercisable		
Exercise Price	**Number of options**	**Expiry Date**
$		
0.33	405,000	October 19, 2005
0.40	660,000	October 1, 2006
0.29	530,000	May 2, 2008
0.20	60,000	October 20, 2008
0.25	495,000	December 30, 2008
0.30	200,000	December 30, 2008
	2,350,000	

Warrants
As at March 31, 2005, the Company had 1,351,352 warrants outstanding, entitling their holders to the equivalent number of common shares with an exercise price of $0.85 and a May 24, 2005 expiry date.

4. **General exploration expenses**

The Corporation incurred the following general exploration expenses:

	Three-month period ended March 31	
	2005	**2004**
Geologist fees	$ 33,706	$ 28,420
Laboratory analysis	18,150	-
Legal fees	18,746	-
Travel	8,969	6,650
	$ 79,571	$ 35,070

5. Related party transactions

The Corporation carried out the following transactions, with its directors and officers:

	Three-month period ended March 31	
	2005	2004
Professional and consulting fees	$ 40,809	$ 45,622
General exploration	15,295	10,475
	$ 56,104	$ 56,097

These transactions are in the normal course of operations of the Corporation and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at March 31, 2005, accounts payable include an amount of $19,391 from these transactions.